Exhibit 12.1

Advance Auto Parts, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year (1)
(in thousands, except ratio data)	2017	2016	2015	2014	2013
Earnings:
Earnings Before Income Taxes	$520,259	$738,835	$752,888	$781,394	$626,398
Add: Fixed Charges	266,653	303,968	279,415	301,297	195,327
Less: Capitalized Interest	(1,071)	(894)	(880)	(2,145)	(2,077)
Adjusted Earnings	$785,841	$1,041,909	$1,031,423	$1,080,546	$819,648

Fixed Charges:
Interest Expense (2)	$59,872	$60,804	$66,288	$75,553	$38,694
Portion of rent estimated to represent interest	206,781	243,164	213,127	225,744	156,633
Total Fixed Charges	$266,653	$303,968	$279,415	$301,297	$195,327

Ratio of Earnings to Fixed Charges	2.9	3.4	3.7	3.6	4.2

(1)	Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest December 31st. All fiscal years presented are 52 weeks, with the exception of 2014, which consisted of 53 weeks.

(2)	Includes amortization of debt discount and debt issuance costs.